Mail Stop 4561
via fax (503) 615-1115

July 31, 2007

Scott C. Grout
Chief Executive Officer and President
5445 N.E. Dawson Creek Drive
Hillsboro, OR 97124

> **Re:** **Radisys Corporation**
> **Form 10-K for the Fiscal Year Ended December 21, 2006**
> **Filed on March 2, 2007**
> **Forms 8-K Dated February 7, 2007 and April 26, 2007**
> **File No. 000-15175**

Dear Mr. Grout:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 21, 2006

General

1. We note on page 7 that you market and sell your products in the Middle East and Africa. Please advise us of all the countries in the Middle East and Africa in which you operate and do business.

Note 1 – Significant Accounting Policies

Revenue Recognition, page 28

2.   We note that you sell hardware and software products although it is not clear from your disclosure what accounting literature you are relying on for each related to your revenue recognition policy. Clarify your revenue recognition policy for each of your product groups including what accounting literature you are relying on. In this regard, clarify whether your hardware products include embedded software that is considered to be more than incidental to the product as a whole, including how you considered paragraph 2 of SOP 97-2.

Inventories, page 58

3.   We note in your disclosure that you record inventory reserves for obsolete and unmarketable inventory. Tell us how you considered Chapter 4 footnote 2 of ARB 43 and SAB Topic 5(BB), which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Tell us whether inventory previously written down to the estimated net realizable value is ever written back up due to changes in future demand and market conditions. Additionally, tell us whether any such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs and if so, whether such sales were material to the years presented in your financial statements.

Note 8 – Intangible Assets, page 67

4.   We note in your disclosure on page 33 that amortization of purchased technology has been classified in a separate expense category in your statements of operations as intangible asset amortization as opposed to cost of revenue. Tell us whether this purchased technology is integrated into your current and future products sold to your customers. If this technology is being included in the products that you sell to your customers, then please tell us why you have not included this amortization in cost of sales. Absent a compelling argument as to why you believe such amortization should be classified as operating expenses, tell us what consideration you have given to reclassifying such amounts as cost of revenues or tell us why such a revision is not necessary.

Note 13 – Long-term Liabilities

Convertible Senior Notes, page 70

5.   We note that you issued $100 million aggregate principal amount of 1.375% Convertible Senior Notes due 2023 and that upon conversion, you have the right to deliver shares of your common stock, cash or a combination of cash and shares of your common stock. Tell us how you considered applying the guidance in EITF Issue 00-19 in evaluating whether the debt conversion features of these notes include embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133.

Note 14 – Staff Accounting Bulletin No. 108

6.   We note your disclosures in Note 14 where you state "[t]he transitional provisions of SAB 108 permit the Company to adjust for the cumulative effect on retained earnings of <u>immaterial</u> errors relating to prior years." You further indicate that the Company considers the adjustments (included in retained earnings) to be immaterial to prior periods. While SAB 108 requires registrants to disclose the fact that errors had <u>previously</u> been considered immaterial (when evaluated under either the iron curtain <u>or</u> roll-over approach, but not both); recording a cumulative effect adjustment indicates that a registrant has concluded that the previously immaterial adjustments would be considered material under SAB 108. It is not clear how the Company applied the guidance in SAB 108 and whether or not you have concluded that the previously immaterial errors would be considered material under SAB 108. It is also not clear from your disclosures how you previously assessed materiality (iron-curtain versus rollover method) and whether you consistently applied such method in all periods. Please explain how you applied the guidance in SAB 108 in concluding that a cumulative effect adjustment was considered necessary. Also, tell us what consideration you will give to revising your disclosures in future filings to clarify these inconsistencies.

Note 15 – Commitment and Contingencies, page 73

7.   We note that as a result of a customer claiming a breach of a software maintenance support contract, in the fourth quarter of 2006 you received notice that the customer intended on settling their claim and that it was determined that any likely settlement of this claim will range from zero to $950,000. Clarify the amount you have recorded as an accrual for your best estimate of the probable settlement as of December 31, 2006.

Schedule II – Valuation And Qualifying Accounts, page 99

8.   As noted in comment 3 above, Chapter 4 footnote 2 of ARB 43 and SAB Topic
        5(BB) indicates that inventory write-downs due to obsolescence establish a new
        cost basis and should not be presented as a reserve. As a result, amounts recorded
        in separate accounts to recognize obsolete and unmarketable inventory reserves
        are not considered reserves for the purpose of this schedule because those
        amounts, in substance, represent normal adjustments of inventory rather than true
        "reserves." Similarly, valuation allowances for deferred tax assets are not
        required to be presented on Schedule II if the disclosure requirements of SFAS
        109, Accounting for Income Taxes, are met because the information required to
        be disclosed under SFAS 109 is consistent with the information required by
        Schedule II. In light of this, tell us how you intend to comply with the disclosure
        requirements of Item 5-04(a)(2) to exclude these items.

Item 9A. – Controls and Procedures, page 92

9.   We note your disclosure that the Company's CEO and CFO have concluded that
        the Company's disclosure controls and procedures are "effective, to ensure that
        information required to be disclosed by the Company in reports that it files under
        the Exchange Act is recorded, processed, summarized and reported within the
        time periods specified in the Securities and Exchange Commission's rules."
        Revise to clarify, if true, that your officers concluded that your disclosure controls
        and procedures are also effective to ensure that information required to be
        disclosed in the reports that you file or submit under the Exchange Act is
        accumulated and communicated to your management, including your chief
        executive officer and chief financial officer, to allow timely decisions regarding
        required disclosure. See Exchange Act Rule 13a-15(e).

Forms 8-K Dated February 7, 2007 and April 26, 2007

10.   We note your use of non-GAAP measures under Item 9.01 in the Forms 8-K
        noted above, which excludes a number of recurring items. Tell us how you
        considered Question 8 of Frequently Asked Questions Regarding the Use of Non-
        GAAP Financial Measures to include the following disclosures for each of your
        non-GAAP measures (i.e. non-GAAP operating profit margin and non-GAAP
        diluted earnings per share):

        •   the economic substance behind management's decision to use such a measure;
        •   the material limitations associated with use of the non-GAAP financial measure as
            compared to the use of the most directly comparable GAAP financial measure;

- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the <u>substantive</u> reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results. Explain what you mean by "core operating results" and explain why excluding certain items is indicative of the Company's "core" operating performance. If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explains how you determined that the excluded items were representative of your core operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

11.   We believe the Non-GAAP Consolidated Statements of Operations appearing in your Forms 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief